WOODSIDE
AUSTRALIAN ENERGY

04 JAN 21 AM 7:21

04012295

6 January 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Joint Venture declares Chinguetti commercial, lodged with the Australian Stock Exchange on 6 January 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 6 JANUARY 2004
9:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
DAVID CRAIG
W: + 61 8 9348 6735
M: + 61 4 189 44670
E: david.craig@woodside.com.au

JOINT VENTURE DECLARES CHINGUETTI COMMERCIAL

The joint venturers in the Chinguetti oil field off the coast of Mauritania in west Africa have declared the discovery commercial and will shortly submit a plan for developing the field to the Mauritanian Government for approval.

Woodside Mauritania Pty Ltd is operator of the Chinguetti development in Production Sharing Contract Area B, about 80km south-west of the Mauritanian capital, Nouakchott.

Woodside's Africa Business Unit Director, Ian Jackson, said the joint venture's decision on commerciality was in line with the project schedule and was a key milestone towards the venture making, by mid-2004, a final investment decision and awarding major contracts for the development.

"Our assessment of recent appraisal and development drilling, reservoir characteristics and technical data give us confidence that Chinguetti can be developed with first oil in late 2005-early 2006," Mr Jackson said.

"This will provide the foundation for building a sustainable business in Africa based on our Mauritanian discoveries of Chinguetti, Banda and Tiof, and through our other projects in Algeria, Libya, the Canary Islands, Kenya and Sierra Leone."

Chinguetti, Woodside's first oil discovery in west Africa, was drilled in 2001. It was followed by the Banda oil and gas discovery in 2002 and the Tiof oil discovery in 2003.

In December 2003, Woodside agreed to acquire the interests of Agip Mauritania B.V. in two production sharing contract areas in Mauritania. In a related transaction, Woodside agreed to on-sell to the remaining joint venturers their pro rata share of the interest being acquired from Agip. The acquisition and on-selling transactions are expected to close in early 2004. Following this, equity in the production sharing contracts will be:

Company	PSC A		PSC B	
	Pre-sale %	Post-sale %	Pre-sale %	Post-sale %
Woodside	35	53.846	35	53.846
Agip Mauritania BV	35	–	35	–
Hardman	24.3	37.384	21.6	33.23
Fusion Mauritania A	3	4.615	–	–
Fusion Mauritania B	–	–	6	9.231
ROC Oil	2.7	4.155	2.4	3.693